UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                  HUHTAMAKI OY
                            -----------------------
                                (Name of Issuer)

                Shares of Common Stock, par value $0.10 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   812138 10 5
                             ---------------------
                                 (CUSIP Number)

Mr. Eero Aho                                 with copies to:
Huhtamaki Oy                                 Timothy B. Goodell, Esq.
Lansituulentie 7                             White & Case LLP
02100 ESPOO                                  1155 Avenue of the
FINLAND                                        Americas
011-358-9-6868-81                            New York, NY 10036
                                             (212) 819-8259

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 30, 1998
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ( )



Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  ------------

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. 812138  10  5
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Huhtamaki Oy.                 I.R.S. Identification No.: Not Applicable
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)(X)
                                                                          (b)( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
         N/A
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Finland
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY                                    100
EACH REPORTING PERSON WITH          ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            100
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         100
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         100%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------

          This Amendment No. 1 amends and supplements the Schedule 13D filed on March 12, 1998, relating to the Agreement and Plan of Merger, dated as of March 2, 1998, by and among Huhtamaki Oy, Seal Acquisition Corporation and Sealright Co., Inc.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 of the Schedule 13D is amended by adding at the end thereof the following:

          On June 30, 1998, pursuant to the Merger Agreement, Merger Sub was merged with and into the Company, and the Company thereby became a wholly-owned subsidiary of Huhtamaki.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:

          (a) Huhtamaki owns 100 shares of the Company, which represents all the issued and outstanding shares of the Company. As discussed in Item 4, Merger Sub was merged with and into the Company and no longer has an independent existence.

          (b) Huhtamaki has sole voting power with respect to 100 shares of the Company, which represents all the issued and outstanding shares of the Company. As discussed in Item 4, Merger Sub was merged with and into the Company and no longer has an independent existence.

          (c) Except as set forth in Item 4, none of Huhtamaki and Merger Sub or, to the best of their knowledge, any of the persons named in Schedule I hereto, has effected any transaction in the shares of the Company during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

                                    SIGNATURE



          The Reporting Person certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

Dated:  July 10, 1998                                HUHTAMAKI OY



                                             By /s/ Juha Salonen
                                               ---------------------------------
                                               Name:  Juha Salonen
                                               Title:  Vice President